Exhibit 99.1

Scorpio Bulkers Inc. Announces Financial Results for the First Quarter of 2019 and Declares a Quarterly Dividend
MONACO - April 29, 2019 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three months ended March 31, 2019.
The Company also announced that on April 26, 2019, its Board of Directors declared a quarterly cash dividend of $0.02 per share on the Company’s common shares.
Results for the Three Months Ended March 31, 2019 and 2018
For the first quarter of 2019, the Company’s GAAP net loss was $3.5 million, or $0.05 loss per diluted share, including:

•	an approximately $15.0 million non-cash gain and cash dividend income of $0.5 million, or $0.23 earnings per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; and

•	a write-down of assets held for sale of approximately $7.5 million, or $0.11 loss per diluted share, related to the sale of the SBI Electra and SBI Flamenco.
For the same period in 2018, the Company’s GAAP net loss was $5.8 million, or $0.08 loss per diluted share.
Total vessel revenues for the first quarter of 2019 were $50.4 million, compared to $54.3 million for the same period in 2018. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the first quarters of 2019 and 2018 were $25.3 million and $20.4 million, respectively (see Non-GAAP Financial Measures below).
For the first quarter of 2019, the Company’s adjusted net income was $4.0 million, or $0.06 adjusted earnings per diluted share, which excludes the impact of the write-down of assets held for sale of $7.5 million. Adjusted EBITDA for the first quarter of 2019 was $32.8 million. There were no such non-GAAP adjustments to net income in the first quarter of 2018 (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the First Quarter of 2019

•	Our Kamsarmax fleet earned $11,176 per day

•	Our Ultramax fleet earned $9,177 per day
Voyages Fixed thus far for the Second Quarter of 2019

•	Kamsarmax fleet: approximately $10,487 per day for 42% of the days

•	Ultramax fleet: approximately $9,488 per day for 48% of the days
Cash and Cash Equivalents
As of April 26, 2019, the Company had approximately $57.9 million in cash and cash equivalents.

Recent Significant Events
Vessel Sales
In March 2019, the Company entered into agreements with unaffiliated third parties to sell the SBI Electra and SBI Flamenco, two 2015 Chinese built Kamsarmax vessels, for approximately $48.0 million in aggregate. Delivery of the vessels is expected to take place in the second quarter of 2019. As a result, the Company recorded a write down of approximately $7.5 million in the first quarter of 2019. The Company will also write off approximately $0.4 million of deferred finance costs in the second quarter of 2019 when paying off the existing debt.

Dividend
In the first quarter of 2019, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.02 per share totaling approximately $1.4 million.
On April 26, 2019, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about May 31, 2019, to all shareholders of record as of May 15, 2019. As of April 26, 2019, 71,217,258 shares were outstanding.
Debt

CMBFL Lease Financing

In March 2019, the Company agreed to sell and leaseback three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira) from CMB Financial Leasing Co., Ltd. Upon completion, which is estimated to take place in the second quarter of 2019, the Company’s liquidity is expected to increase by up to $57.2 million in aggregate, comprising of up to $45.4 million upon closing after the repayment of outstanding debt and an additional tranche of up to $11.8 million for installation of exhaust gas cleaning systems (“scrubbers”) on the seven vessels. As part of the agreements, the Company will bareboat charter-in the vessels for a period of seven years. In addition, the Company has purchase options beginning after the end of the third year of each agreement.  There is also a purchase option for each vessel upon the expiration of each agreement.

Upon the closing of this financing, approximately $74.8 million of existing debt is expected to be prepaid and approximately $1.3 million of deferred financing costs are expected to be written off on the $330.0 Million Credit Facility.

$21.4 Million Lease Financing - SBI Samba

On April 15, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, the Company has agreed to make payments of $6,850 per day under a five-year bareboat charter agreement with the buyer. The transaction also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

$42.0 Million Credit Facility

During April 2019, the Company prepaid approximately $14.1 million of its $42.0 Million Credit Facility and wrote off approximately $0.8 million of deferred financing costs as the SBI Samba is now financed by the $21.4 Million Lease Financing - SBI Samba.

$45.0 Million Lease Financing - SBI Virgo and SBI Libra

In April 2019, the Company entered into a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Virgo and SBI Libra, two 2017 Chinese built Ultramax vessels, for consideration of $21.0 million each. Upon completion, which is estimated to take place in the second quarter of 2019, the Company’s liquidity is expected to increase by up to $17.0 million in aggregate, comprising of $14.0 million upon closing after the repayment of outstanding debt and an additional tranche of up to $3.0 million for the installation of scrubbers on both vessels. As part of the agreements, the Company has agreed to bareboat charter-in the vessels for a period of 11 years and will have purchase options beginning after the end of the fourth year of each agreement.

Upon the closing of this financing, approximately $27.6 million of existing debt is expected to be prepaid and approximately $0.4 million of deferred financing costs are expected to be written off on the $85.5 Million Credit Facility

AVIC Lease Financing

In April 2019, the Company agreed to sell and leaseback six Ultramax vessels (SBI Antares, SBI Bravo, SBI Hydra, SBI Leo, SBI Lyra and SBI Maia) to AVIC International Leasing Co., Ltd. Upon completion, which is estimated to take place in the second quarter of 2019, the Company’s liquidity is expected to increase by up to $62.4 million in aggregate, comprising of up to $52.6 million upon closing after the repayment of outstanding debt and an additional tranche of up to $9.8 million for the installation of scrubbers on the six vessels. As part of the agreements, the Company will bareboat charter-in the vessels for a period of eight years and will have purchase options beginning after the end of the second year of each agreement as well as upon the expiration of each agreement.

Upon the closing of this financing, approximately $61.9 million of existing debt is expected to be prepaid and approximately $0.7 million of deferred financing costs are expected to be written off on the $330.0 Million Credit Facility.

Scrubber Financings
In addition to the scrubber financing available under the CMBFL Lease Financing, the $45.0 Million Lease Financing - SBI Virgo and SBI Libra and the AVIC Lease Financing, the Company reached agreements with certain lenders to increase certain existing credit facilities by up to $46.0 million in the aggregate to finance the installation of scrubbers on certain of its vessels. The additional amounts will be drawn upon the installation of the scrubbers on the respective vessels, are structured as upsizings of existing credit facilities, and have loan margins matching the loan margins on the respective existing credit facilities.
These financing arrangements will be subject to conditions precedent and the execution of definitive documentation.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of March 31, 2019 and April 26, 2019, are as follows (dollars in thousands):

	As of March 31, 2019	As of April 26, 2019	As of April 26, 2019
Credit Facility	Amount Outstanding		Amount Committed (1)
Senior Notes	$73,625	$73,625	$—
$330 Million Credit Facility (2)	136,669	136,669	—
$42 Million Credit Facility	14,105	—	—
$12.5 Million Credit Facility	9,204	9,204	—
$27.3 Million Credit Facility	9,008	9,008	—
$85.5 Million Credit Facility (2)	77,340	77,340	5,712
$38.7 Million Credit Facility	34,200	34,200	4,260
$12.8 Million Credit Facility	12,325	12,325	1,398
$30.0 Million Credit Facility	28,864	28,864	2,585
$60.0 Million Credit Facility (2)	57,594	57,594	2,862
$184.0 Million Credit Facility	176,458	176,458	17,448
$34.0 Million Credit Facility	33,393	33,393	3,000
$90.0 Million Credit Facility	88,025	88,025	8,706
$19.6 Million Lease Financing - SBI Rumba	17,799	17,697	—
$19.0 Million Lease Financing - SBI Tango	18,166	18,071	—
$19.0 Million Lease Financing - SBI Echo	18,212	18,121	—
$20.5 Million Lease Financing - SBI Hermes	19,991	19,888	—
$21.4 Million Lease Financing - SBI Samba	—	21,287	—
CMBFL Lease Financing	—	—	133,904
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	—	—	45,000
AVIC Lease Financing	—	—	125,460
Total	$824,978	$831,769	$350,335

(1)
Includes the maximum loan amount available for the installation of scrubbers following upsizes of certain credit facilities. These financing arrangements will be subject to conditions precedent and the execution of definitive documentation.

(2)
These facilities are expected to be paid down in part or fully upon the closing of the CMBFL Lease Financing, $45.0 Million Lease Financing - SBI Virgo & SBI Libra, the AVIC Lease Financing and the sale of the SBI Flamenco and SBI Electra.

The Company’s projected quarterly debt repayments on its bank loans and senior notes and bareboat charter payments on its finance leases through 2020 are as follows (dollars in thousands):

	Principal on Bank Loans and Senior Notes	Finance Leases	Total (1)
Q2 2019 (2) (3)	204,177	10,518	214,695
Q3 2019 (4)	83,476	11,293	94,769
Q4 2019	10,910	11,469	22,379
Q1 2020	10,827	11,398	22,225
Q2 2020	11,875	11,667	23,542
Q3 2020	11,339	11,949	23,288
Q4 2020 (5)	20,136	11,847	31,983
Total	$352,740	$80,141	$432,881

(1)
Includes estimated repayments on the upsizings of certain credit facilities for the installation of scrubbers, for which the timing of the drawdowns and repayment schedules set forth are estimates only and may vary as the timing of the related installations finalize.

(2)	Relates to payments expected to be made from April 27, 2019 to June 30, 2019.

(3)
Includes (i) the repayment of $28.7 million of the $60.0 Million Credit Facility upon the closing of the sale of the SBI Flamenco and SBI Electra, (ii) the repayment of the $330.0 Million Credit Facility in full upon the closing of the CMBFL and AVIC Lease Financings and (iii) the repayment of $27.6 million of the $85.5 Million Credit Facility upon the closing of the $45.0 Million Lease Financing - SBI Virgo & SBI Libra.

(4)	Includes $73.6 million repayment of Senior Notes due at maturity.

(5)	Includes $8.0 million repayment of $12.5 Million Credit Facility due at maturity.

IMO 2020
The Company’s projected schedule and estimated payments for the installation of scrubbers on all the vessels in the Company’s fleet is as follows (dollars in thousands):

	Number of Vessels by Type		Estimated Payments (1)
	Ultramax	Kamsarmax
Q2 2019 (2)	—	3	8,790
Q3 2019	9	1	17,228
Q4 2019	1	4	22,819
Q1 2020	11	1	26,042
Q2 2020	9	4	21,588
Q3 2020	4	4	16,239
Q4 2020	3	—	6,501
Q1 2021	—	—	1,457
Total	37	17	$120,664

(1)
Includes estimated cash payments for scrubbers that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems. The timing of the payments set forth are estimates only and may vary as the timing of the related installations finalize.

(2)	Relates to payments expected to be made from April 27, 2019 to June 30, 2019.

Financial Results for the Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2018
For the first quarter of 2019, the Company’s GAAP net loss was $3.5 million, or $0.05 loss per diluted share, compared to a GAAP net loss of $5.8 million, or $0.08 loss per diluted share, in the same period in 2018. Results for the first quarter of 2019 include a non-cash gain of approximately $15.0 million and cash dividend income of $0.5 million, or $0.23 earnings per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and charges of approximately $7.5 million related to the write down of the SBI Electra and SBI Flamenco, which were classified as held for sale. EBITDA for the first quarters of 2019 and 2018 were $25.3 million and $20.4 million, respectively (see Non-GAAP Financial Measures below).
For the first quarter of 2019, the Company’s adjusted net income was $4.0 million, or $0.06 adjusted earnings per diluted share, which excludes the impact of the write-down of assets held for sale of $7.5 million. Adjusted EBITDA for the first quarter of 2019 was $32.8 million. There were no such non-GAAP adjustments to net income in the first quarter of 2018 (see Non-GAAP Financial Measures below).
Total vessel revenues for the first quarter of 2019 were $50.4 million compared to $54.3 million in the first quarter of 2018. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the first quarter of 2019 was $50.2 million, a decrease of $3.8 million from the prior year period. Lower activity during the first quarter of 2019 in both the Atlantic and Pacific, coupled with poor sentiment due to the severe disruptions of iron ore export capacity in Brazil and Australia resulted in lower revenues for both the Ultramax and Kamsarmax operations. Coal and mineral imports into Europe from the Atlantic declined due to lower industrial activity, higher natural gas consumption and mild temperatures. The continuation of Chinese coal import restrictions from Australia along with high stockpiles due to the mild winter and reduced industrial activity kept demand down, as did Chinese grain import restrictions from Canada. These factors resulted in lower rates across the Pacific. The Company was able to offset a portion of the impact of the decreased activity through the time charters it entered into in the third and fourth quarters of 2018.

Total operating expenses for the first quarter of 2019 were $56.6 million, including the write-down of assets held for sale of $7.5 million, compared to $49.8 million in the first quarter of 2018.
Ultramax Operations

	Three Months Ended March 31,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$31,282	$33,330	$(2,048)	(6)
Voyage expenses	61	128	(67)	(52)
TCE Revenue	$31,221	$33,202	$(1,981)	(6)
Operating expenses:
Vessel operating costs	17,637	17,236	401	2
Charterhire expense	870	915	(45)	(5)
Vessel depreciation	9,197	9,190	7	—
General and administrative expense	1,027	1,073	(46)	(4)
Total operating expenses	$28,731	$28,414	$317	1
Operating income	$2,490	$4,788	$(2,298)	(48)
Vessel revenue for the Company’s Ultramax Operations decreased to $31.3 million for the first quarter of 2019 from $33.3 million in the prior year period. Import restrictions and the levels of existing coal stockpiles reduced demand, resulting in lower rates earned by the Ultramax Operations.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $31.2 million for the first quarter of 2019 compared to $33.2 million for the prior year period. During both periods, the Company’s Ultramax fleet consisted of a day-weighted average of 37 vessels owned or finance leased and one vessel time chartered in. TCE revenue per day was $9,177 and $9,757 for the first quarters of 2019 and 2018, respectively.

	Three Months Ended March 31,
Ultramax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$31,221	$33,202	$(1,981)	(6)
TCE Revenue / Day	$9,177	$9,757	$(580)	(6)
Revenue Days	3,402	3,403	(1)	—
The Company’s Ultramax Operations vessel operating costs were $17.6 million for the first quarter of 2019 including approximately $1.0 million of takeover costs and contingency expenses compared with vessel operating costs of $17.2 million in the prior year, relating to the 37 vessels owned or finance leased on average during both periods. Daily operating costs excluding takeover costs and contingency expenses for the first quarters of 2019 and 2018 were $5,005 and $4,909, respectively. Daily operating costs for the first quarter of 2019 increased from the first quarter of 2018 due primarily to the timing of store purchases.
Charterhire expense for the Company’s Ultramax Operations was approximately $0.9 million for both the first quarters of 2019 and 2018 and relates to the vessel time chartered-in at $10,125 per day.
Ultramax Operations depreciation remained flat at $9.2 million quarter over quarter as the Company’s weighted average vessels owned or finance leased was 37 in both periods.
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was $1.0 million for the first quarter of 2019 and $1.1 million in the prior year period.

Kamsarmax Operations

	Three Months Ended March 31,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$19,069	$20,923	$(1,854)	(9)
Voyage expenses	47	68	(21)	(31)
TCE Revenue	$19,022	$20,855	$(1,833)	(9)
Operating expenses:
Vessel operating costs	8,633	8,571	62	1
Charterhire expense	109	90	19	21
Vessel depreciation	4,722	4,678	44	1
General and administrative expense	288	507	(219)	(43)
Loss / write down on assets held for sale	7,509	—	7,509
Total operating expenses	$21,261	$13,846	$7,415	54
Operating (loss) income	$(2,239)	$7,009	$(9,248)	(132)
Vessel revenue for the Company’s Kamsarmax Operations decreased to $19.1 million in the first quarter of 2019 from $20.9 million in the prior year period. Vessel revenues earned by the Kamsarmax Operations were negatively impacted by disruptions to iron ore exports from Brazil and Australia, due to the flooding caused by the collapse of a Vale mining dam in Brazil and weather, respectively, as well as reduced coal imports to China and Europe due to the mild winter.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $19.0 million for the first quarter of 2019 associated with a day-weighted average of 19 vessels owned or finance leased, compared to $20.9 million for the prior year period associated with a day-weighted average of 18 vessels owned or finance leased. TCE revenue per day was $11,176 and $12,881 for the first quarters of 2019 and 2018, respectively.

	Three Months Ended March 31,
Kamsarmax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$19,022	$20,855	$(1,833)	(9)
TCE Revenue / Day	$11,176	$12,881	$(1,705)	(13)
Revenue Days	1,702	1,619	83	5
Kamsarmax Operations vessel operating costs were $8.6 million for both the first quarters of 2019 and 2018 and related to 19 and 18 vessels owned or finance leased on average, respectively, during the periods. Daily operating costs excluding takeover costs and contingency expenses for the first quarters of 2019 and 2018 were $5,111 and $5,172, respectively. While vessel operating expenses remained flat from period to period, the number of vessels increased due to the addition of the SBI Lynx which was delivered in the third quarter of 2018.
While the Company did not time charter-in any Kamsarmax vessels in the first quarter of either 2019 or 2018, it had a profit and loss sharing agreement with a third party related to one Kamsarmax vessel, for which it recorded its share of the losses. The profit and loss sharing agreement expired in the first quarter of 2019.
Kamsarmax Operations depreciation was $4.7 million in both the first quarters of 2019 and 2018, as the Company’s weighted average vessels owned were 19 and 18 in the same periods.
General and administrative expense for the Company’s Kamsarmax Operations was $0.3 million and $0.5 million for the first quarters of 2019 and 2018, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first quarter of 2019, a write down on assets held for sale of $7.5 million related to the sale of the SBI Electra and SBI Flamenco was recorded.

Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $6.5 million and $7.3 million in the first quarters of 2019 and 2018, respectively. The quarter over quarter decrease is due primarily to decreases in compensation.
The Company recorded a non-cash gain of approximately $15.0 million for the first quarter of 2019 and a cash dividend of $0.5 million on its equity investment in Scorpio Tankers Inc.
Financial expenses, net increased to $12.7 million in the first quarter of 2019 from $10.2 million in the prior year period due to higher levels of debt and LIBOR rates, as well as a decrease in the value of the interest rate caps. In the second quarter of 2019 it is expected that approximately $3.6 million of deferred financing costs will be written off related to vessel sales and debt refinancings under the new sale and leaseback transactions.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended March 31,
	2019	2018
Revenue:
Vessel revenue	$50,351	$54,253
Operating expenses:
Voyage expenses	108	196
Vessel operating costs	26,270	25,806
Charterhire expense	979	1,005
Vessel depreciation	13,919	13,868
General and administrative expenses	7,829	8,910
Loss / write down on assets held for sale	7,509	—
Total operating expenses	56,614	49,785
Operating (loss) income	(6,263)	4,468
Other income (expense):
Interest income	344	214
Income from equity investment	15,503	—
Foreign exchange loss	(4)	(87)
Financial expense, net	(13,049)	(10,367)
Total other income (expense)	2,794	(10,240)
Net loss	$(3,469)	$(5,772)

Loss per share:
Basic	$(0.05)	$(0.08)
Diluted	$(0.05)	$(0.08)

Basic weighted average number of common shares outstanding	67,464	72,702
Diluted weighted average number of common shares outstanding	67,464	72,702

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$50,821	$67,495
Accounts receivable	8,520	10,290
Prepaid expenses and other current assets	6,925	6,314
Total current assets	66,266	84,099
Non-current assets
Vessels, net	1,443,674	1,507,918
Equity method investment	107,243	92,281
Assets held for sale	47,140	—
Deferred financing costs, net	3,522	3,706
Other assets	21,078	15,822
Total non-current assets	1,622,657	1,619,727
Total assets	$1,688,923	$1,703,826

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$60,910	$60,310
Capital lease obligations	4,642	4,594
Senior Notes, net	73,383	73,253
Accounts payable and accrued expenses	14,250	14,457
Total current liabilities	153,185	152,614
Non-current liabilities
Bank loans, net	606,599	621,179
Capital lease obligations	68,105	69,229
Other liabilities	2,948	—
Total non-current liabilities	677,652	690,408
Total liabilities	830,837	843,022
Shareholders’ equity
Preferred shares, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 212,500,000 shares as of March 31, 2019 and December 31, 2018; issued and outstanding 71,217,258 shares as of March 31, 2019 and December 31, 2018	796	796
Paid-in capital	1,748,399	1,747,648
Common shares held in treasury, at cost; 8,567,846 shares at March 31, 2019 and December 31, 2018	(56,720)	(56,720)
Accumulated deficit	(834,389)	(830,920)
Total shareholders’ equity	858,086	860,804
Total liabilities and shareholders’ equity	$1,688,923	$1,703,826

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	For the Three Months Ended March 31,
	2019	2018
Operating activities
Net loss	$(3,469)	$(5,772)
Adjustment to reconcile net loss to net cash provided by
operating activities:
Restricted share amortization	2,175	2,125
Vessel depreciation	13,919	13,868
Amortization of deferred financing costs	1,270	1,482
Loss / write-down on assets held for sale	6,649	—
Net unrealized losses on investments	(14,962)	—
Dividend income on equity investment	(541)	—
Changes in operating assets and liabilities:
Increase (decrease) in accounts receivable	1,770	(1,349)
Increase (decrease) in prepaid expenses and other assets	50	(635)
(Decrease) increase (decrease) in accounts payable and accrued expenses	(2,316)	1,405
Net cash provided by operating activities	4,545	11,124
Investing activities
Dividend income on equity investment	541	—
Drydock and scrubber payments	(4,325)	—
Payments for vessels and vessels under construction	—	(3,166)
Net cash used in investing activities	(3,784)	(3,166)
Financing activities
Repayments of long-term debt	(16,011)	(13,431)
Common shares repurchased	—	(8,645)
Dividends paid	(1,424)	(1,542)
Debt issue costs paid	—	(87)
Net cash used in financing activities	(17,435)	(23,705)
Decrease in cash and cash equivalents	(16,674)	(15,747)
Cash at cash equivalents, beginning of period	67,495	68,535
Cash and cash equivalents, end of period	$50,821	$52,788

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended March 31,
	2019	2018
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$50,351	$54,253
Voyage expenses	(108)	(196)
Time charter equivalent revenue	$50,243	$54,057
Time charter equivalent revenue attributable to:
Kamsarmax	$19,022	$20,855
Ultramax	31,221	33,202
	$50,243	$54,057
Revenue days:
Kamsarmax	1,702	1,619
Ultramax	3,402	3,403
Combined	5,104	5,022
TCE per revenue day (1):
Kamsarmax	$11,176	$12,881
Ultramax	$9,177	$9,757
Combined	$9,844	$10,764

(1)
The Company defines Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of the Company’s available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The Company reports TCE revenue, a non-GAAP financial measure, because (i) the Company believes it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) the Company believes that it presents useful information to investors. See Non-GAAP Financial Measures below.

Fleet List as of April 26, 2019

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra *	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco *	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,562,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Libra	2017	64,000	Ultramax
SBI Puma	2014	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
Total Ultramax		2,307,800
Total Owned or Finance Leased Vessels DWT		3,869,800

* During the first quarter of 2019, we agreed to sell the SBI Electra and SBI Flamenco. The vessels are expected to be delivered to the buyer in June 2019.
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel. The terms of the contract are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Total TC DWT		62,100

(1)
This vessel is time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, April 29, 2019, at 9:00 AM Eastern Daylight Time / 3:00 PM Central European Summer Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 7433317.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/m6/p/wrgkuy2x

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Upon the completion of the pending sale of two Kamsarmax vessels, Scorpio Bulkers Inc. will have an operating fleet of 55 vessels consisting of 54 wholly-owned or finance leased drybulk vessels (including 17 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. The Company’s owned and finance leased fleet will have a total carrying capacity of approximately 3.7 million dwt and all of the Company’s owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S., (“GAAP”), management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended March 31,
In thousands	2019	2018
Net loss	$(3,469)	(5,772)
Add Back:
Net interest expense	11,436	8,671
Depreciation and amortization (1)	17,363	17,475
EBITDA	$25,330	20,374
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net income (unaudited)

	Three Months Ended March 31,
In thousands, except per share data	2019
	Amount	Per share
Net loss	$(3,469)	$(0.05)
Adjustments:
Loss / write down on assets held for sale	7,509	0.11
Total adjustments	$7,509	$0.11
Adjusted net income	$4,040	$0.06

Adjusted EBITDA (unaudited)

Three Months Ended March 31,
In thousands	2019
Net loss	$(3,469)
Impact of adjustments	7,509
Adjusted net income	4,040
Add Back:
Net interest expense	11,436
Depreciation and amortization (1)	17,363
Adjusted EBITDA	$32,839
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing (including for capital expenditures) and comply with covenants in such financing arrangements, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)